

July 27, 2021

Steven L. Barnett
Chief Legal & Risk Officer
Sterling Ultimate Parent Corp.
1 State Street Plaza
24th Floor
New York, New York 10004

       **Re: Sterling Ultimate Parent Corp.**
            **Amendment No. 1 to Draft Registration Statement on Form S-1**
            **Submitted July 12, 2021**
            **CIK No. 0001645070**

Dear Mr. Barnett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 2, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 12, 2021

Prospectus Summary
Our Market Opportunity, page 3

1.     We note your response to prior comment 2. Please also disclose the dates of the Acclaro Growth Partners and the Markets and Markets reports.

Growth Strategy, page 8

2.     Please provide the methodology and assumptions underlying your belief that you have "more non-U.S. revenue than any other background screening company." Please confirm this also includes background screening companies based outside of the United States.

<u>Summary Historical Consolidated Financial and Other Data, page 17</u>

3.      Please revise your disclosures to provide a table that reconciles both the numerator and denominator in your computation of basic and diluted net (loss)/income per share with the amounts in your computation of unaudited pro forma basic and diluted net (loss)/income per share.

<u>Non-GAAP Financial Measures, page 86</u>

4.      We continue to consider your response to prior comment 13 and may have further comment.

<u>Management</u>
<u>Director Independence and Controlled Company Exception, page 135</u>

5.      We note your response to prior comment 16 that following the IPO, the Company's controlling stockholder will not have any director designation or nomination rights. Please further revise your disclosure to clarify whether Messrs. Chen, Crampton and Jones were previously selected as directors pursuant to any arrangement or understanding with your controlling stockholder.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc:     Andrew Barkan